Exhibit 99.1

Sterling Bancorp Provides Update to Release of CRA Supervisory Information and Pending Astoria Merger

Company Release - 05/15/2017 09:05

MONTEBELLO, N.Y., May 15, 2017 (GLOBE NEWSWIRE) — Sterling Bancorp (NYSE:STL), the parent company of Sterling National Bank, today announced that on May 12, 2017, the Federal Reserve inadvertently made public confidential supervisory information relating to findings by the Office of the Comptroller of the Currency (the "OCC") from nearly five months ago regarding Sterling National Bank's 2014-2016 community reinvestment act (“CRA”) data and overall CRA data compliance management. Sterling National Bank has worked hard to address these findings and believes it has done so.  Because of the legal constraints relating to disclosure of confidential supervisory information, we are working closely with our regulators to craft a more detailed public response.  We remain confident that we have no obstacles to obtaining prompt regulatory approval for our pending merger with Astoria Financial Corporation and that we can close the transaction in the fourth quarter of this year as we have previously announced.

About Sterling Bancorp

Sterling Bancorp, whose principal subsidiary is Sterling National Bank, specializes in the delivery of service and solutions to business owners, their families and consumers within the communities we serve through teams of dedicated and experienced relationship managers. Sterling National Bank offers a complete line of commercial, business, and consumer banking products and services. For more information, visit the Sterling Bancorp website at www.sterlingbancorp.com.

STERLING BANCORP CONTACT:

Luis Massiani, SEVP & Chief Financial Officer

845.369.8040

Sterling Bancorp

400 Rella Boulevard

Montebello, NY 10901-4243

T 845.369.8040

F 845.369.8255

http://www.sterlingbancorp.com